K&L Gates LLP State Street Financial Center One Lincoln Street Boston. MA 02111-2950 T 617.261.3100 www.klgates.com

August 15, 2013

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Laura E. Hatch

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-189634 and 811-22857)

Pre-Effective Amendment No. 1; Amendment No. 1 to Registration Statement on Form N-2

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-189635 and 811-22352)

Pre-Effective Amendment No. 1; Amendment No. 3 to Registration Statement on Form N-2

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-189636 and 811-22353)

Pre-Effective Amendment No. 2; Amendment No. 4 to Registration Statement on Form N-2

Dear Ms. Hatch:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by comment Letter dated July 26, 2013, with respect to the registration statements filed under the Securities Act of 1933, as amended and under the Investment Company Act of 1940, as amended, to the above registration statements (each a “Registration Statement”) of Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

We respectfully submit this response letter on behalf of each of the Registrants. We believe that the disclosure changes and supplemental responses discussed in this letter fully resolve the matters raised. Each Registrant is filing this response in conjunction with filing a pre-effective amendment to its respective Registration Statement.

In separate correspondence filed herewith Registrants are requesting acceleration of effectiveness of each Registration Statement.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

Prospectus

Pricing Table

1.	Pursuant to Instruction 6 of Item 1 of Form N-2, please set forth in a note to the proceeds column the total of other expenses of issuance and distribution called for by Item 27.

U.S. Securities and Exchange Commission

August 15, 2013

Response: We note that the requested disclosure may be meaningful to investors in the initial public offer (“IPO”) of a newly-organized closed-end fund, where the fund bears such expenses at its initial offer and all investors in the fund’s IPO bear such expense when investing. The requested disclosure on the cover page, however, is not meaningful (and can be confusing or even incorrect) to investors in continuously-offered closed-end funds, where new investors may not bear such expense based on differential time of investment. Registrant discloses such information in Item 27 (which amounts for continuously-offered funds, unlike a newly-organized closed-end fund’s IPO, are relatively de minimus). Cover page disclosure, with the Staff’s acquiescence, is not typically repeated from Item 27 on the cover of continuously-offered funds based on the reasons above; we are aware of numerous similar funds that exclude such disclosure. The Registrant respectfully believes that no change is necessary in response to the Comment.

To All Investors

2.

Under this heading, please make prominent the following statements: “Shares have only limited liquidity and are subject to substantial restrictions on transferability and resale. They may not be transferred or resold except as permitted under the limited liability company agreement of the Fund, the 1933 Act and applicable state securities laws, pursuant to registration or exemption therefrom. Investors may be required to bear the financial risks of this investment indefinitely.”

Response: The requested change has been made.

Summary of Terms

3.	Under the heading, The Fund, please make prominent the statement, “the Shares will be sold only to qualified investors, and are subject to substantial restrictions on transfer.”

Response: The requested change has been made.

4.

Under the heading, Investment Program, the disclosure states, “It is expected that the Investment Funds in which the Master Fund invests will not be registered under the 1940 Act.” Please briefly disclose the types of protections afforded by the 1940 Act. In addition, please inform the Staff whether the Master Fund intends to invest in Investment Funds created for the Master Fund, and which the Master Fund will be the sole investor. If so, please disclose that the Master Fund will treat all assets of an Investment Fund that is created for the Master Fund, and which the Master Fund will be the sole investor, as if the Master Fund directly owned them for purposes of complying with the 1940 Act.

Response: We have revised the disclosure as follows:

It is expected that the Investment Funds in which the Master Fund invests will not be registered under the 1940 Act and as such the Investment Funds will not provide the same types of protections afforded by certain provisions of the 1940 Act, including, among others limitations on leverage and borrowing, requirements for independent board oversight and limitations on affiliated transactions.

As a supplemental response to the Staff, it is hereby confirmed that the Master Fund does not intend to invest in Investment Funds created for the Master Fund as the sole investor.

5.

Under the heading, Investment Manager Selection Process, the disclosure states, “The Master Fund limits its investment position in any one Investment Fund to less than 5% of the Investments Fund’s outstanding voting securities, absent an order of the Securities and Exchange Commission (the “SEC”) (or assurances from the SEC staff) under which the Master Fund’s contribution and withdrawal of capital from an Investment Fund in which it holds 5% or more of the outstanding

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voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions.”

a.

Please explain whether the Fund has applied for an order or requested assurances from the staff so that the above mentioned transactions would not be subject to the 1940 Act prohibitions on affiliated transactions.

b.	Please disclose which SEC rules the Fund is relying on that provide exemptions from the 1940 Act prohibitions on affiliated transactions.

Response: The Master Fund has not applied for an order or requested assurance from the Staff so that the above mentioned transactions would not be subject to the 1940 Act prohibition on affiliated transactions.

Additionally, as a supplemental response to the Staff, the Master Fund may from time to time rely on Rule 17a-6 (the “portfolio affiliate” rule). Registrants respectfully believe that the existing disclosure regarding possible exemptive rules adequately disclose such possibility and that a specific rule reference is unnecessary for investors.

6.

Under the heading, Risk Factors, please make prominent the bullet point, “Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer Liquidity will be provided to Members only through repurchase offers made from time to time by the Fund. There is no assurance that a Member tendering Shares for repurchase in connection with a repurchase offer made by the fund will have those Shares repurchased in that repurchase offer.”

Response: The requested change has been made.

7.

Under the heading, Risk Factors, the disclosure states, “Delays in Investment Manager reporting may delay reports to Members.” If it is likely that this delay will cause Members to file a tax extension, please clearly and prominently disclose that information.

Response: Registrants believe that a delay is unlikely and therefore that Members are unlikely to require filing a tax extension. As such, the Registrants do not believe that a change is necessary in the current disclosures.

8.

Under the heading, The Adviser, the disclosure states, “Under the Management Agreement, the Adviser also is responsible for the investment of the cash reserves of the Fund. In consideration for these services provided under the Management Agreement, the Fund pays the Adviser a fee, which is calculated and paid monthly at the annual rate of —% of the net assets of the Fund….” Investors may be under the impression that the fee is based on the cash reserves portion of the Fund. Please explain why the fee is based on the net assets of the Fund.

Response: The language has been revised to clarify the disclosure of services provided by the Adviser to each Registrant as a feeder fund, and now reads as follows:

“The Adviser provides various management and administrative services to the Fund pursuant to a management agreement with the Fund (the “Management Agreement”). These services include: providing office space and other support services to the Fund; maintaining and preserving certain records of the Fund; preparing and filing various materials with state and federal regulators; oversight of tax preparation information; supervising services provided by the Fund’s administrator, transfer agent and custodian; reviewing and arranging for payment of the Fund’s expenses; reviewing investor application documents submitted by prospective investors; preparing communications and quarterly reports to Members; coordinating the preparation of materials relating to meetings of the Board of Directors and meetings of Members; and investment of the cash

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August 15, 2013

reserves of the Fund, if any. In consideration for these services provided under the Management Agreement, the Fund pays the Adviser a fee, which is calculated and paid monthly at the annual rate of —% of the net assets of the Fund determined as of the last business day of the previous month prior to any withdrawals or distributions during the month (the “Management Fee”). The Management Fee is payable monthly in arrears on or before the thirtieth day of the following month.”

9.

Under the heading, Fees and Expenses, the disclosure states, “The Expense Limitation Agreement will remain in effect until March 31, 2014 and will terminate unless renewed by the Adviser.” In order to include the expense limit in the fee table, the agreement must be effective for at least one year from the effective date of the registration statement.

Response: The language has been revised to reflect that the expense limitation agreement will remain in effect until March 31, 2015.

10.	Under the heading, Purchasing Shares, please state that shares may be purchased at the Fund’s net asset value plus the sales load, if any.

Response: The requested change has been made.

11.

Under the heading, Redemptions and Repurchases of Shares by the Fund, please state that the Fund will repurchase shares at net asset value and disclose when the Fund will calculate the net asset value in relation to the repurchase date.

Response: The requested change has been made.

12.

Under the heading, Redemptions and Repurchases of Shares by the Fund, the disclosure states, “The Adviser expects that generally it will recommend to the Board of Directors that the Fund offer to repurchase Shares from Members four times each year, effective as of the last day of each calendar quarter.” Will there be a limit in the amount to be repurchased each quarter? If so, please disclose.

Response: Although the Board takes into account the Fund’s Adviser’s recommendations, as disclosed, the Board has complete discretion as to the timing and the amounts of the repurchase offers. There is no fixed limit. Accordingly, no disclosure changes are necessary.

13.

Under the heading, Redemptions and Repurchases of Shares by the Fund, the disclosure states, “The Fund maintains the right to reduce the number of Shares to be repurchased from a Member so that the required investment balance is maintained.” Will all Members who seek to redeem all of their shares be subject to this provision?

Response: The provision applies only to an investor tendering part of his or her Shares where the result of the partial tender would leave such investor’s account below the minimum. Members who tender all of their Shares will not be subject to the required minimum investment balance.

Summary of Fund Expenses

14.	For the Grosvenor Registered Multi-Strategy (W) Fund, please include shareholder transactions expenses.

Response: The requested change has been made.

15.

Please confirm to the staff that neither the Fund nor the Master Fund intends to borrow for the 12-month period after the effective date of the registration statement or include a line item in the fee table for “Interest payments on borrowed funds.”

U.S. Securities and Exchange Commission

August 15, 2013

Response: The Fund has not been authorized by the Board to borrow and does not intend to borrow for the 12-month period after the effective date of the registration statement. The Master Fund has been authorized to borrow, but only in limit circumstances, to meet repurchase requests and for cash management purposes. The Master Fund is not authorized to borrow money for speculative investment purposes.

In light of the limited nature of the borrowing, the amounts, if any, are expected to be de minimus and result in an impact of less than 0.01%. Accordingly, we have not included a line item in the fee table.

16.

For the Grosvenor Registered Multi-Strategy TI 1 and TI 2 Funds, it appears from each Fund’s annual report for the year ended March 31, 2013, that the Adviser is recapturing fees previously waived. Please include, as a separate line item in the fee table, the amount the Adviser is estimated to recapture in the coming year.

Response: The amount, if any, the Adviser may be able to recapture in the coming year is difficult to estimate in light of the number of variables that affect any such calculation, including an increase or decrease in fund assets. At present, the Adviser does not anticipate significant if any recaptures, and has not shown an estimated amount in light of the present expectation and the number of variables that may affect such an estimate.

Investment Program

17.

Under the heading, Investment Objective, the disclosure states, “The Master Fund seeks diversification by investing in Investment Funds…” Please state that these “Investment Funds” are commonly known as hedge funds.

Response: The requested change has been made.

18.

Under the heading, Investment Strategy, the disclosure states, “The Investment Managers may use leverage, which also entails risk.” Please disclose whether the Investor Funds are subject to any maximum amounts of leverage that can be employed. If there is no maximum, so state.

Response: The requested change has been made.

19.

Please inform the staff what steps the Board and the Adviser will take to ensure that none of the Investment Funds is an affiliate of the Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of avoiding the limitations of Section 17(a), (d), and (e) of the 1940 Act.

Response: As a supplemental response, the Board has approved in its oversight role provisions under which the Adviser implements monitoring of, and reports to the Board regarding, affiliate identification. The Adviser has implemented procedures that require the testing of affiliation limitations prior to allowing an investment in an Investment Fund and also provides for testing and monitoring of limitations following the investment.

20.

In the section, Identifying, Evaluating and Approving Investment Managers, and Particular Investment Funds Managed by Them, please discuss whether or not, when deciding to invest in a particular Investment Fund, the Due Diligence Team considers any of the following:

a.	The amount of leverage used by the Investment Fund

b.	The purchase fees or sales charges imposed by the Investment Fund

c.	The amount of advisory fees and incentive fees charged by the Investment Fund

d.	The Investment Fund’s liquidity.

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August 15, 2013

Response: The Adviser takes into account these and numerous other factors when conducting its due diligence process. The following language has been added:

In evaluating a particular Investment Fund, the Investment Due Diligence Team and the Risk Management Team will consider, among other factors, the amount of leverage used by the Investment Fund, the fees and expenses of the Investment Fund (including any potential purchase fees or sales charges imposed by the Investment Fund) and the liquidity of such Investment Fund, including any “gates” or other withdrawal/redemption restrictions that create “limited capacity” to withdraw/redeem from such Investment Fund.

21.

Under the heading, Long/Short Credit, the disclosure states, “An Investment Manager also may buy and sell volatility across various asset classes.” Please explain in plain English how an Investment Manager may buy and sell volatility. What are the types of securities that the Investment Manager may buy and sell that represent volatility?

Response: The following language has been added to help further explain the concept of trading volatility:

Credit volatility arbitrage typically involves buying and selling options on credit spreads of individual companies or on traded indices. An Investment Manager also may buy and sell volatility across various asset classes. In this strategy, an Investment Manager invests based upon an expectation that the volatility (rather than the price) of the credit asset(s) will either rise or fall. For example, an Investment Manager may sell volatility via options on credit spreads and buy volatility on the same company via the equity markets. Credit volatility arbitrage managers typically invest in liquid instruments including index options and credit default swaps, which allow them to take advantage of discrepancies in the implied volatility of the underlying securities.

22.	Under the heading, Long-Biased Credit, the disclosure includes a discussion of investing in high-yield credit. Please state that these securities are also known as junk bonds.

Response: The requested change has been made.

23.

Under the heading, Structured Credit, the disclosure states, “Trade selection is based on fundamental analysis of the underlying assets as well as structural analysis of the structured credit vehicle, including such vehicle’s cash flow “waterfall.”” Please restate and explain this in plain English. Specifically, please explain the meaning of cash flow “waterfall.”

Response: The following language has been added, which details the concept of securitized credit and the tranche structure:

Structured credit consists of positions in residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and corporate credit-related structured credit instruments such as CDOs. These securitized products are created using a pool of actual credit assets (e.g. mortgages, corporate loans, etc.) and dividing the ownership of such pool into tranches in which the more senior tranches receive interest and principal payments first. Typically, each subsequent tranche only receives payments after the tranche before it is paid. This payment scheme is commonly referred to as a “waterfall”. The Investment Manager’s trade selection is then based on fundamental analysis of the underlying assets as well as structural analysis of the structured credit vehicle, including, but not limited to, the priority of interest and principal payments across the various tranches of the securitized product.

24.	Under the heading, Option Volatility Arbitrage, please restate and explain this strategy in plain English.

U.S. Securities and Exchange Commission

August 15, 2013

Response: The language has been revised for ease of understanding, and states as follows:

Option volatility arbitrage strategies trade volatility as an asset class. Investment Managers in this strategy focus on and invest in the volatility levels of an asset (or group of assets) rather than the price of such asset(s). For example, an Investment Manager may not have a defined view as to whether U.S. stocks are more likely to rise or fall; however such manager may have a clear view that the volatility of U.S. stocks will increase, and may therefore purchase call options on the Chicago Board Options Exchange Volatility Index (“VIX”) which is a volatility index of the S&P 500. Option volatility arbitrage managers may express their views via liquid instruments including exchange-traded options (e.g. VIX) and over-the-counter variance swaps on various asset classes including equities, foreign exchange, interest rates, and commodities. Managers may choose to be long these instruments if they believe forward-looking volatility in these asset classes will rise; be short these instruments if they believe forward-looking volatility in these asset classes will fall; or apply relative value arbitrages if they believe forward-looking volatility in one asset classes will rise/fall relative to another.

25.	Under the heading, Equity Strategies, please provide examples of equity-linked instruments.

Response: The following language has been added to include specific examples of equity-linked instruments and the reasons that some managers may choose to use them:

Equity strategies involve the purchase and/or short sale of equity and equity-linked instruments in global markets. Equity-linked instruments may include the following, all of which offer some form of equity-oriented exposure: equity options, futures, swaps or equity-linked notes. Managers may prefer to invest through these instruments instead of traditional equities if they perceive benefits such as: cost efficiency, enhanced liquidity, potential for limited downside in some cases, potential for excess returns and/or the ability to be used for hedging purposes.

Types of Investments and Related Risk Factors

26.	If investing in emerging markets is a principal investment strategy of the Master Fund or the Investment Funds, please include separate risk disclosure for emerging markets.

Response: Investing in emerging markets is not a principal investment strategy of the Master Fund, but may be a principal investment strategy of an Investment Fund. The following language has been added:

Investments in emerging markets involve risks in addition to those generally associated with investments in foreign securities. Political and economic structures in many emerging markets may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. As a result, the risks described above relating to investments in foreign securities, including the risks of nationalization or expropriation of assets would be heightened. In addition, unanticipated political or social developments may affect the values of an Investment Fund’s investments and the availability to the Investment Fund of additional investments in such emerging markets. The small size and inexperience of the securities markets in certain emerging markets and the limited volume of trading in securities in those markets may make an Investment Fund’s investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the U.S., Japan and most Western European countries).

27.	Under the heading, Special Investment Instruments and Techniques, please include a discussion of an Investment Fund’s use of credit default swaps, if applicable.

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August 15, 2013

Response: The following language has been added:

Credit Default Swaps. Some or all of the Investment Managers may purchase or sell credit default swaps, which are structured to transfer the credit exposure of fixed income products between parties. Under such transactions, the purchaser of the credit default swap will make payments to the seller, and in return, the seller agrees to pay off the debt if the underlying third party defaults on the loan. Investment Managers may use credit default swaps for hedging (and non-hedging) purposes, as the swaps may act as protection against non-payment by the underlying third party by transferring the risk of default from the holder of the security (the buyer) to the seller of the swap. When used in respect of a basket of securities or an index, credit default swaps may be used to profit from changes in the perceived credit risk of the referenced securities. If the Investment Manager incorrectly assesses the amount or timing of these changes, the position may lose money, possibly on an economically leveraged basis.

28.

Under the heading, Use of Proceeds; Cash Equivalents, please state the amount of time it is expected that the Master Fund will invest the proceeds from an offering in accordance with its investment policies. It is the view of the Division that a fund generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds. It is also the view of the Division that under Sections 8(b)(1) and 13(a) of the 1940 Act, a fund cannot reserve freedom of action to take in excess of six months. Consequently, a registrant would be required to seek its shareholders’ consent to a change of investment objectives if after six months it had not invested net proceeds in accordance with its investment objectives. The Division does not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a registrant’s stated investment objectives and policies, unless they are invested in accordance with a temporary defensive policy or the registrant’s investment policy requires such investments.

Response: Disclosure has been added stating that the Fund anticipates investing proceeds shortly after receipt and in any event not more than after six months.

Additional Risk Factors

29.

Under the heading, Investment Manager Incentive Compensation, the disclosure states that the performance-based compensation for each Investment Manager is expected to range from 15% to 25%. Elsewhere in the registration statement it states that this compensation is expected to range from 15% to 20%. Please ensure that disclosure is consistent throughout the registration statement.

Response: The disclosure has been made consistent and now reflects a range from 15% to 25% throughout the registration statement.

Portfolio Managers

30.

Under this heading, the disclosure states, “For purposes of this breakdown, leverage and investments in Grosvenor sub-funds are not included.” Please explain why these are excluded from the table. In addition, pursuant to Item 21(d) of Form N-2, please include the portfolio managers’ conflicts of interest.

Response: As a supplemental response, the Grosvenor sub-funds are not included in the table to eliminate the duplicate counting of assets at both the master fund and feeder fund levels, which otherwise would result in artificially high asset levels not appropriately reflective of the actual assets managed.

U.S. Securities and Exchange Commission

August 15, 2013

Disclosure regarding the portfolio managers’ conflicts of interest is included in the more comprehensive “Conflicts of Interest” section of the registration statement. The “Conflicts of Interest” section has been moved within the registration statement to now immediately follow the “Portfolio Managers” section. In addition, within the “Portfolio Managers” section, we have now included a reference to the broader “Conflicts of Interest” section.

Administrator

31.

Under this heading, the disclosure states that the Master Fund pays the Administrator an asset based fee. Pursuant to Item 9(d) of Form N-2, please disclose the compensation to be paid to the Administrator (i.e., the terms of the asset based fee).

Response: Language has been added to disclose that the Master Fund pays the Administrator six basis points per annum.

Net Asset Valuation

32.

Under this heading, the disclosure states, “The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period….” Please explain how this complies with Section 23 of the 1940 Act, given that the Fund may sell its shares monthly on the first day of each month, and it may repurchase shares quarterly. In addition, the advisory fee charged to the Master Fund and the management fee charged to the Fund are calculated and paid each month and are based on the Master Fund’s and the Fund’s average net assets, respectively. How can these fee calculations be made if the net asset value is calculated less often than monthly?

Response: All such calculations are made on a monthly basis, and not less frequently. As with similar funds, the operation of definitional provisions of a “fiscal period” of the Master Fund and a Fund result that each fiscal period corresponds with each month and does not refer to a fiscal period for tax or accounting purposes. Investors invest at current NAV on a monthly basis and are repurchased in tender offers at the NAV as of the end of the month noted at the valuation date in a tender offer repurchase conducted under the tender offer regulations in conformity with Section 23.

Wholly Owned Subsidiary

33.

It is disclosed in the annual report to shareholders for the Grosvenor Registered Multi- Strategy Fund TI 1 and TI 2 that “On January 1, 2013, the Master Fund transferred certain investments in exchange for membership interests in the GRF Domestic Sub-Fund, LLC (the “Sub-Fund”), a Delaware limited liability company, with the same investment adviser as the Master Fund….The Sub-Fund then became a wholly owned subsidiary of the Master Fund.” The registration statement does not mention the Master Fund’s investment in a wholly owned subsidiary. Please explain to the staff the reasons for investing in a wholly owned subsidiary. In addition, please respond to the following concerning the wholly owned subsidiary:

a.

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

b.

Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c.	Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

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d.

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.

Disclose, as appropriate, whether any of the subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

f.	Confirm that the financial statements of the subsidiary will be consolidated with those of the Fund.

g.

Confirm in correspondence that: (1) the subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection of the subsidiary’s books and records by the staff; and (4) the subsidiary’s board of directors will sign the fund’s registration statement.

Response: As supplemental information, the Master Fund had previously created the domestic subsidiary when it transitioned from a partnership to a regulated investment company under Subchapter M of the Internal Revenue Code, to ensure compliance monitoring with respect to the income and diversification requirements in compliance with Subchapter M. Certain investments in the Master Fund that were in the process of being liquidated were transferred to the domestic subsidiary with the expectation that once those assets are liquidated, the domestic subsidiary will be terminated. The assets do not represent a significant asset of the Master Fund and will decline as they are liquidated.

Disclosure has been added as appropriate in response to subsections (a), (c) and (e) of comment 33.

With respect to subsection (b), the domestic subsidiary is not “managed” in a normal sense, as it holds liquidating assets. However, the Adviser oversees the domestic subsidiary under the advisory agreement between the Adviser and the Master Fund, which is reviewed subject to 15(c) of the 1940 Act. With respect to subsection (d), Registrants note that the comment is part of the staff’s typical comments applicable to offshore subsidiary use by investment companies, and the concepts that are the subject of the comment are not applicable to a taxable subsidiary. Thus, no tax interpretation has been requested or is necessary for the domestic subsidiary. With respect to comment (f), it is hereby confirmed that the subsidiary has been and will continue to be consolidated with the Master Fund for purposes of financial reporting. With respect to subsection (g)(1), the request is confirmed, and the expenses of the subsidiary are included in the expense table. With respect to subsection (g)(2), Registrants note that the comment is part of the staff’s typical comments applicable to offshore subsidiary use by investment companies, and the concepts that are the subject of the comment are not applicable to a domestic entity, which already has a domestic agent. With respect to subsection (g)(3), as a domestic entity owned by the Master Fund, Registrants believe that the Staff may inspect the subsidiary’s books and records currently and that the request is not applicable. With respect to subsection (g)(4), Registrant’s are not aware of any Staff interpretation or requirement for such a domestic subsidiary to execute a registration statement. Registrants also note that the subsidiary is neither a substantial part of the Master Fund nor a principal investment strategy of the Master Fund. Registrant’s respectfully believe such signing is not necessary under the circumstances.

Item 34

34.	Please explain why Item 34.1. is “Not applicable.”

Response: The undertaking in 34.1 is applicable to a traditional closed end fund undertaking an IPO in which it sells a fixed amount of shares; the undertaking specifically applies to circumstances

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involving the potential exercise of an underwriter’s overallotment option on the basis of the initial prospectus in the event of a material change in the fund’s NAV. The undertaking is not applied to funds conducting a continuous offering under Rule 415, for which the undertaking does not make sense. Registrant is not aware of any similar funds that have made the undertaking, and respectfully believes that no change is necessary.

General

35.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

36.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

37.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Each Registrant acknowledges the General Comments in 35-38. In addition, the Registrants have not submitted any exemptive applications or no-action requests.

Each Registrant hereby acknowledges that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 261-3231, or Doug Charton, at (617) 951-9192.

Sincerely,

/s/ George J. Zornada
George J. Zornada